SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 To

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Coal Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45928H106
(CUSIP Number)
Paul Rivett
Vice President
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- With a copy to -
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
February 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45928H106	Page	2	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,539,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,539,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,539,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.8%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	45928H106	Page	3	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,539,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,539,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,539,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	4	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,539,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,539,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,539,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	5	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,539,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,539,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,539,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	6	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,539,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,539,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,539,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	7	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ODYSSEY RE HOLDINGS CORP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,896,418

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

15,896,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,896,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	8	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ODYSSEY AMERICA REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,763,093

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

13,763,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,763,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	8	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLEARWATER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,133,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,133,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,133,325

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	9	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UNITED STATES FIRE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,216,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,216,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,216,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	10	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE NORTH RIVER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,660,347

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

7,660,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,660,347

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	11	of	41	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,849,735

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,849,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,849,735

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%

14	TYPE OF REPORTING PERSON

CO

     This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on April 14, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, OdysseyRe Holdings Corp., Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company, as amended by Amendment No. 1 thereto filed on May 29, 2008, Amendment No. 2 thereto filed on November 25, 2008, and Amendment No. 3 thereto filed on December 9, 2008.
          Amendment No. 1 to the Schedule 13D was filed to report that Fairfax Financial Holdings Limited and International Coal Group, Inc. entered into a Registration Rights Agreement, dated as of May 16, 2008, as described in Item 6 therein.
          Amendment No. 2 to the Schedule 13D was filed to report that the Reporting Persons (as defined below) had acquired an additional 4,994,400 shares of common stock of International Coal Group, Inc.
          Amendment No. 3 to the Schedule 13D was filed to report that the Reporting Persons had acquired an additional 4,090,000 shares of common stock of International Coal Group, Inc.
          This Amendment No. 4 to the Schedule 13D is being filed to report that the Reporting Persons have acquired an additional 6,400,000 shares of common stock of International Coal Group, Inc.
          The following amendments to Items 2, 3, 5 and 7 of the Schedule 13D are hereby made:
Item 2. Identity and Background.
         Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
         “This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
1.	V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

13

3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.	Odyssey Re Holdings Corp. (“OdysseyRe”), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. OdysseyRe is a holding company. The principal business and principal office address of OdysseyRe is 300 First Stamford Place, Stamford, Connecticut 06902;

7.	Odyssey America Reinsurance Corporation (“Odyssey America”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of OdysseyRe. The principal business of Odyssey America is reinsurance. The principal business and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;

8.	Clearwater Insurance Company (“Clearwater”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Odyssey America. The principal business of Clearwater is property/casualty reinsurance. The principal business and principal office address of Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902;

9.	United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;

10.	The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary

14

of Fairfax. The principal business of North River is insurance. The principal business and principal office address of North River is 305 Madison Ave., Morristown, New Jersey 07962; and

11.	TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business and principal office address of TIG is 250 Commercial Street, Suite 500, Manchester, NH 03101.
Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, OdysseyRe, Odyssey America, Clearwater, US Fire, North River or TIG that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I or J as the case may be, and such Annexes are incorporated herein by reference.
Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The source of the funds for the shares of common stock of ICG beneficially owned by the Reporting Persons was cash on hand from existing investment portfolios. The aggregate purchase price for such shares was approximately $119,099,787.”
Item 5. Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

15

“(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I or J beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of ICG’s common shares held by the Reporting Persons other than each of the Reporting Persons.
(e) Not applicable.”
Item 7. Material to be Filed as Exhibits.
          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

Ex. 4.1:	Joint filing agreement dated as of February 25, 2009 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Clearwater Insurance Company, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company.

16

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	Fairfax Financial Holdings Limited
	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	Odyssey Re Holdings Corp.
	By:	/s/ Donald L. Smith
		Name:	Donald L. Smith
		Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	Odyssey America Reinsurance Corporation
	By:	/s/ Donald L. Smith
		Name:	Donald L. Smith
		Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	Clearwater Insurance Company
	By:	/s/ Donald L. Smith
		Name:	Donald L. Smith
		Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	United States Fire Insurance Company
	By:	/s/ Paul Bassaline
		Name:	Paul Bassaline
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	The North River Insurance Company
	By:	/s/ Paul Bassaline
		Name:	Paul Bassaline
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	TIG Insurance Company
	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	Chief Financial Officer

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of Odyssey Re Holdings Corp.

F	Directors and Executive Officers of Odyssey America Reinsurance Corporation

G	Directors and Executive Officers of Clearwater Insurance Company

H	Directors and Executive Officers of United States Fire Insurance Company

I	Directors and Executive Officers of The North River Insurance Company

J	Directors and Executive Officers of TIG Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization
in which such employment is
Name	conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive	Canadian
(Chairman and Chief	Officer, Fairfax Financial
Executive Officer)	Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Anthony Griffiths	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Robert Gunn	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

David Johnston	President and Vice-Chancellor,	Canadian
(Director)	University of Waterloo
St. Clements, Ontario, Canada

Brandon W. Sweitzer	Senior Advisor to the President of	United States
(Director)	the Chamber of Commerce of The
United States
1615 H Street, NW
Washington, DC 20062

Paul Murray	President, Pine Smoke Investments	Canadian
(Director)	Toronto, Ontario Canada

Alan D. Horn	Chairman, Rogers Communications	Canadian
(Director)	Inc. and President and Chief
Executive Officer, Rogers
Telecommunications Limited
Toronto, Ontario, Canada

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization
in which such employment is
Name	conducted	Citizenship

Greg Taylor	Vice President and Chief	Canadian
(Vice President and	Financial Officer,
Chief Financial Officer)	Fairfax Financial Holdings Limited

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President, Corporate Affairs)	Fairfax Financial Holdings Limited

Paul Rivett	Vice President, Chief Legal Officer	Canadian
(Vice President, Chief Legal Officer)	Fairfax Financial Holdings Limited

Bradley P. Martin	Vice President, Chief Operating	Canadian
(Vice President, Chief Operating	Officer and Corporate Secretary,
Officer and Corporate Secretary)	Fairfax Financial Holdings Limited

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY RE HOLDINGS CORP.
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

James F. Dowd (Vice Chairman)	President and Chief Executive Officer, Fairfax Inc. 305 Madison Avenue Morristown, NJ 07962	United States

Andrew Barnard (President, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President)	Executive Vice President, Odyssey Re Holdings Corp.	United States

R. Scott Donovan (Executive Vice President and Chief Financial Officer)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

Donald L. Smith (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Peter M. Bennett (Director)	Deputy Chairman, Aon Re Canada 150 King Street West Suite 1900 Toronto, Ontario M5H 1J9	Canadian

Anthony F. Griffiths (Director)	Independent Consultant and Corporate Director, 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Patrick W. Kenny (Director)	President and Chief Executive Officer, International Insurance Society 101 Murray Street New York, NY 10007	United States

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of the United States 1615 H Street, NW Washington, DC 20062	United States

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Paul M. Wolff (Director)	Partner, Williams & Connolly LLP 725 Twelfth St., N.W. Washington, D.C. 20005	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard (Chairman, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Michael G. Wacek (President and Director)	Executive Vice President, Odyssey Re Holdings Corp	United States

R. Scott Donovan (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey America Reinsurance Corporation	United States

James E. Migliorini (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

Donald L. Smith (Senior Vice President, General Counsel, Corporate Secretary and Director)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
CLEARWATER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard (Chairman, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

James E. Migliorini (President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation 300 Stamford Place Stamford, CT 06902	United States

R. Scott Donovan (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

Robert S. Bennett (Executive Vice President, Chief Actuary and Director)	Executive Vice President and Chief Actuary, Odyssey America Reinsurance Corporation	United States

Donald L. Smith (Senior Vice President, General Counsel, Corporate Secretary and Director)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Christopher L. Gallagher (Executive Vice President and Director)	Senior Vice President, Odyssey America Reinsurance Corporation	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization
in which such employment is
Name	conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Chairman, Chief Executive Officer, President and Director, TIG Insurance Company 250 Commercial St. Suite 5000 Manchester, New Hampshire 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President and Director)	Senior Vice President and Secretary, Riverstone Claims Management LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President, Chief Financial Officer and Director, TIG Insurance Company	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

Exhibit Index

Exhibit No.	Description

Ex. 4.1:	Joint filing agreement dated as of February 25, 2009 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Clearwater Insurance Company, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company.